599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069 WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179
ngreene@shearman.com (212) 848-4668	January 16, 2014

Anu Dubey U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549

First Eagle Flexible Risk Allocation Fund (the “Fund”)

File Nos. 033-63560 and 811-762

Dear Ms. Dubey:

Thank you for your comments regarding the registration statement on Form N-1A of the Fund filed with the Securities and Exchange Commission on September 17, 2013. Below, we describe the changes the Fund will make to the Registration Statement in response to the staff’s comments and also provide certain supplemental information you requested.

Capitalized Terms used but not otherwise defined have the meaning ascribed to them in the Registration Statement.

I.	Prospectus – Inside Cover Page
1.	COMMENT: You commented that we should remove any reference to the other seven First Eagle funds on the cover of the prospectus and should only refer to the Fund.

RESPONSE: The Fund will make the requested change.

II.	Prospectus – Investment Objective
2.	COMMENT: You commented that we should describe “absolute returns” in greater detail.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Anu Dubey Page 2	January 16, 2014

RESPONSE: The Fund will make the requested change by adding the following sentence:

“An ‘absolute’ return refers to a return on investment that is evaluated on its own merits and not by reference to a benchmark or other similar ‘relative’ return.”

III.	General Information Regarding the Controlled Foreign Company (“CFC”)
3.	COMMENT: You asked us to confirm that the CFC’s strategies and risks constitute principal strategies and risks of the Fund and to further confirm that the disclosure of strategies and risks in the registration statement reflects the aggregate operations of the CFC and the Fund.

RESPONSE: Confirmed.

4.	COMMENT: You commented that we should disclose that the CFC complies with the Investment Act provisions related to affiliate transactions and custody.

RESPONSE: The Fund will make the requested change by adding the following sentence in our discussion of the CFC in the Principal Investment Strategies section:

“The Subsidiary will comply with the 1940 Act provisions governing affiliate transactions and custody of assets.”

5.	COMMENT: You asked us to confirm that the CFC expenses are disclosed in the fee table.

RESPONSE: Confirmed.

6.	COMMENT: You asked us to confirm that the CFC and its board will designate an agent for process in the United States.

RESPONSE: Confirmed.

7.	COMMENT: You asked us to confirm that the CFC and its board will agree to inspections of books and records by SEC staff.

RESPONSE: Confirmed.

Anu Dubey Page 3	January 16, 2014

8.	COMMENT: You asked us to confirm that the CFC’s board will sign the Fund’s registration statement.

RESPONSE: Confirmed.

9.	COMMENT: You asked us to confirm that the CFC’s advisory contracts comply with the 1940 Act provisions related to investment advisory contracts (Section 15(c)).

RESPONSE: Confirmed.

10.	COMMENT: You commented that the SEC views investment adviser contracts as material contracts, and you asked us to file the advisory contract with the CFC as an exhibit to the registration statement.

RESPONSE: The Fund will comply with this request by filing the advisory contract with the CFC as an exhibit to the registration statement.

11.	COMMENT: You asked us to confirm that the financial statements of the CFC will be consolidated with those of the Fund.

RESPONSE: Confirmed.

IV.	Fee Table
12.	COMMENT: You asked us to provide the completed fee table.

RESPONSE: We have done so and it is attached as Appendix A to this letter.

13.	COMMENT: You asked us to confirm that an estimate of interest and dividend expenses incurred on short sales is included in the fee table.

RESPONSE: Confirmed.

14.	COMMENT: You commented that we should change the caption of the fee table from “Distribution and Service (12b-1) Fees” to “Distribution and/or Service (12b-1) Fees” to clarify that these types of fees are distinct.

RESPONSE: The Fund will make the requested change.

15.	COMMENT: You commented that we should consider whether we need to add an Acquired Fund Fees and Expenses (“AFFE”) line item in the fee table.

RESPONSE: The AFFE line item will be included.

Anu Dubey Page 4	January 16, 2014

16.	COMMENT: You asked us to confirm that the date of the expiration of the fee waiver is at least one year from the effective date.

RESPONSE: Confirmed.

17.	COMMENT: You asked us to disclose whether the Adviser can recoup waivers or reimbursements.

RESPONSE: The Fund will make the requested change by adding the following sentence to the end of the double asterisk footnote:

“The Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the fiscal year in which the waiver or reimbursement took place, subject to any operating expense limit in effect at the time of the recoupment or reimbursement.”

18.	COMMENT: You commented that we should remove language from the double asterisk footnote which indicated that the fee waiver agreement could be terminated by mutual agreement of the parties, because the SEC staff prefers to only permit the Fund Board to terminate a fee waiver agreement.

RESPONSE: The Fund will make the requested change by modifying the language to indicate that the fee waiver may only be terminated by a decision of the Board of Trustees.

19.	COMMENT: You asked us to confirm that we will file the Fee Waiver and Expense Reimbursement Agreement as an exhibit to the filing.

RESPONSE: Confirmed.

V.	Principal Investment Strategies
20.	COMMENT: You commented that we should consider shortening the disclosures of the principal investment strategies in the summary section of the prospectus so that these disclosures are not necessarily direct duplications of the corresponding language in the following sections of the prospectus.

RESPONSE: The Fund respectfully prefers to retain the information as is.

21.	COMMENT: You commented that we should consult the August 2013 Investment Management Staff Guidance on disclosure regarding investment in commodity interests to ensure that the disclosure in the Principal Investment Strategies section follows the standards set forth in the guidance.

Anu Dubey Page 5	January 16, 2014

RESPONSE: We have reviewed the August 2013 Staff Guidance and believe that the level of disclosure in the prospectus sufficiently meets the standards prescribed in the Guidance. The Guidance requests that, among other things, a fund consider whether the degree of economic exposure the derivative instruments could create has been sufficiently disclosed in the fund’s prospectus. We believe this requirement should be satisfied by our statement that “The Fund’s equity exposure will be achieved primarily through investments in derivatives . . . .” For these reasons, the Fund respectfully believes its disclosures comply with the Guidance, and it prefers to retain the information as is.

22.	COMMENT: You commented that the second paragraph under Principal Investment Strategies could be modified to better conform with “plain-English” principles.

RESPONSE: With that goal in mind, we have revised the paragraph, as follows, with new language bolded and deleted language crossed out:

“The Fund will generally be managed using two main investment components – a flexible risk factor allocation strategy and, to a lesser extent, a tail risk hedging strategy (which is described below). The flexible risk allocation strategy will typically be the primary strategy used by the Fund. This strategy seeks to balance exposures and risk across and within asset classes, sectors, markets and macro environments~~. Risk is~~ with a goal of achieving improved risk diversification relative to a less balanced portfolio. Risk can be evaluated in different ways, but is considered by the Fund to be most appropriately measured by market price volatility~~, and volatility refers to the tendency of investments and markets to fluctuate in price over time~~. The greater an investment’s or market’s volatility, the more sharply its price may fluctuate. ~~A~~ An investment fund’s volatility is often measured as the standard deviation of the fund’s monthly returns and expressed as a percentage.”

23.	COMMENT: You commented that the fourth paragraph under Principal Investment Strategies could be modified to better conform with “plain-English” principles.

RESPONSE: With that goal in mind, we have revised the paragraph, as follows, with new text bolded and deleted language crossed out:

Anu Dubey Page 6	January 16, 2014

“The Fund may also use a tail risk hedging strategy to attempt to generate gains and to mitigate the ~~negative impact~~ downside risk to the Fund’s portfolio during extreme negative market environments. In particular, the Fund may enter into derivative and other transactions that the Adviser believes would increase in value during the occurrence of so-called “tail events~~, including without limitation during~~.” Tail events could include periods that are characterized by (i) a substantial decline in the equity markets, (ii) a substantial widening in credit spreads, and/or (iii) a substantial increase in market volatility. Credit spreads refer to the difference or “spread” between the interest rates charged for various types of borrowing and an accepted baseline such as the interest rate for comparable duration U.S. Treasury securities.”

24.	COMMENT: You commented that we should disclose the market capitalization policy of the Fund in this section.

RESPONSE: The Fund will make the requested change by disclosing that the “Fund may invest in equities or similar instruments relating to companies of any market capitalization.”

25.	COMMENT: You commented that we should specifically state that the non-investment grade debt instruments are sometimes known as “junk bonds.”

RESPONSE: The Fund will make the requested change.

26.	COMMENT: You commented that we should disclose the maturity policy for the debt securities in which the Fund may invest.

RESPONSE: The Fund will make the requested change by adding the following sentence:

“The Fund may invest in debt securities of any maturity (e.g., both long-term and short-term debt).”

27.	COMMENT: You asked us to confirm that the Fund has discussed the “asset coverage” rules for its investments in derivatives in the Statement of Additional Information

RESPONSE: Confirmed. By way of examples, we refer you to the following pages of the Statement of Additional Information where we refer to or discuss asset coverage/segregation rules: pages 5 (third paragraph from top of page), 10 (third paragraph under “Derivative Transactions”), 14 (fourth paragraph under “Futures and Options on Futures”).

Anu Dubey Page 7	January 16, 2014

28.	COMMENT: You commented that we should review the discussion in the Principal Investment Strategies with a goal of conforming its coverage to the listed risk factors in the Principal Investment risks section.

RESPONSE: We believe the two sections are now conformed in the manner you suggest. We refer you to additional language regarding exchange traded funds, real estate investment trusts, certain Treasury securities, non-diversification, and active trading.

VI.	Principal Investment Risks
29.	COMMENT: You commented that we should include a new fixed income risk bullet that describes the interest rate risk that the Fund could face.

RESPONSE: The Fund will make the requested change by adding a new risk factor describing fixed income/interest rate risk, as follows:

“As part of the Fund’s principal investment strategy, the Fund will make investments in fixed income instruments. Fixed income securities such as bonds are issued to evidence loans that investors make to corporations and governments, either foreign or domestic. If prevailing interest rates fall, the market values of fixed-income securities tend to rise. Conversely, if prevailing interest rates rise, the market values of fixed income securities generally fall. In general, the shorter the maturity of a fixed income security, the lower the yield but the greater the price stability. These factors may have an effect on the value of the Fund.”

30.	COMMENT: You commented that we should add a discussion of asset-backed securities risks to the prepayment risk factor bullet.

RESPONSE: The Fund will make the requested change by adding a discussion of asset-backed securities risk to the prepayment risk factor bullet, as follows:

“Asset-backed securities, which are subject to risks similar to those of mortgage-backed securities, are also structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property and receivables from credit card agreements. The market for mortgage-backed and asset-backed instruments may be volatile and limited, which may make them difficult to buy or sell.”

Anu Dubey Page 8	January 16, 2014

VII.	Tax Information
31.	COMMENT: You commented that we should consider limiting the cross references in the Tax Information section and on page 11 of the registration statement generally.

RESPONSE: The Fund respectfully prefers to retain the information as is.

32.	COMMENT: You commented that our Tax Information section does not disclose potential tax consequences of the withdrawal from a tax-deferred account. You requested that we include disclosure in the Tax Information section indicating that taxes may be due upon the withdrawal of funds from a tax-deferred account.

RESPONSE: We have reviewed a number of other fund families’ registration statements (e.g. Touchstone Fund Group Trust, Eaton Vance Funds, Federated Funds, etc.) and believe our language in the Registration Statement is substantially similar to those funds’ disclosure; none of which contains any statements regarding the imposition of taxes or penalties in the event a shareholder withdraws from a tax-deferred account. Nor does it appear that the Form N-1A instructions require the type of disclosure requested. We respectfully prefer to keep the disclosure as is.

VIII.	Prospectus – Principal Investment Risks
33.	COMMENT: You commented that we should add a discussion or disclosure on the risks of investing in emerging markets in our risk paragraph on the Risks of Foreign Investments.

RESPONSE: We believe that the disclosure on the Risks of Foreign Investments already captures the risks inherent in investing in emerging markets. Please note that we say that the risks of foreign investments “may be more pronounced with respect to investments in emerging markets.”

34.	COMMENT: You commented that in our risk disclosure on the risks of “Other Investments” we should explain the meaning of the phrase “main investment strategies.”

Anu Dubey Page 9	January 16, 2014

RESPONSE: We intended the phrase “main investment strategies” to refer to the principal investment strategies discussed in the prospectus. Because we intended this word to have the same meaning as “principal investment strategies,” we have revised it to replace “main” with “principal.”

35.	COMMENT: You commented that we should explain why the Fund selected the 60/40 MSCI World Index/Barclays Capital Global Aggregate Bond indices as an appropriate broad-based index.

RESPONSE: This 60/40 combination of a premier global equity index and a premier global bond index is in wide use by financial advisers today as a proxy for global markets generally. Given that context, and the breadth of the Fund’s potential investment program, we believe this makes it appropriate as the Fund’s Item 27(b) broad-based index. We separately note that the Fund has determined to add a second index and has selected the Citigroup 3-Month Treasury Bill Index as that second index. A cash-equivalents index like this one is considered appropriate because it reinforces the intention of the Fund to be an “absolute return” vehicle. As noted above in this letter, an “absolute” return refers to a return on investment that is evaluated on its own merits and not by reference to a benchmark or other similar “relative” return.

IX.	Prospectus – Public Offering Price of Class A Shares
36.	COMMENT: You commented that, based on Item 12(a)(5), we should add a statement in this section disclosing whether the Fund makes this information publicly available on its website.

RESPONSE: Information relating to sales charges will be available on the website in due course. Until posted, the Fund’s disclosure will indicate that the information is not on the website. Once posted, the Fund will modify its disclosure to refer the reader to the website.

X.	Prospectus – Purchasing Level-Load Class C Shares
37.	COMMENT: You commented that in the third paragraph of this section, we should clarify that the 0.75% fee is the 12b-1 distribution fee, and the 0.25% service fee is not part of the 12b-1 distribution fee.

RESPONSE: We state that “Class C shares of the Fund carry an annual 0.25% service fee and an annual 0.75% distribution (Rule 12b-1) fee.” We believe that this language already clearly distinguishes between these two types of fees because they are labeled as separate fees and because the parenthetical is placed before the word “fee” and not after, thereby helping to clarify that it applies only to the word “distribution” and not to the entire sentence. We respectfully prefer to retain the information as is.

Anu Dubey Page 10	January 16, 2014

XI.	Prospectus – Distribution and Shareholder Services Expenses
38.	COMMENT: You commented that we should change the heading from “Distribution and Shareholder Services Expenses” to “Distribution and/or Shareholder Services Expenses” to clarify that some expenses are only for distributions or shareholders, not both.

RESPONSE: The Fund will make the requested change.

XII.	Prospectus – Once You Become a Shareholder
39.	COMMENT: You commented that there was inconsistent use of language regarding the dividend reinvestment plan between the subsection entitled “Dividend Direction Plan” and the subsection entitled “Information on Dividends, Distributions and Taxes.” You asked us to clarify this inconsistency by disclosing whether ordinary income dividends are automatically reinvested or whether they are only done so at the election of the shareholder.

RESPONSE: The Fund will make the requested change by revising the subsection entitled “Dividend Direction Plan” to make it correspond to the subsection entitled “Information on Dividends, Distributions and Taxes.” In particular, we will clarify that unless a shareholder elects otherwise, ordinary income dividends and capital gains distributions will be automatically reinvested.

40.	COMMENT: You commented that in the subsection entitled “Redemption Proceeds,” where we refer to the wire fee that accompanies the use of bank wire services, we should disclose this wire fee in the fee table as a shareholder expense and as an account fee.

RESPONSE: We do not believe that the wire fee is a material redemption term that warrants highlighting in the fee table. The fee is small in size whether considered on an absolute basis or relative to the size of the typical fund shareholder’s account. It also is a fundamentally optional expense as the prospectus lists a variety of redemption options that would not incur the wire fee (in fact, only a very small minority of recent First Eagle Funds transactions were subject to a wire fee). We respectfully prefer to retain the disclosure as-is.

Anu Dubey Page 11	January 16, 2014

XIII.	Back Cover Page of Prospectus
41.	COMMENT: You commented that we should add a statement disclosing that the Statement of Additional Information is incorporated by reference to the prospectus and that the Statement of Additional Information includes additional information about the Fund.

RESPONSE: The Fund will make the requested change.

XIV.	Statement of Additional Information (“SAI”)
42.	COMMENT: You commented that, in the section entitled “Organization of the Fund,” we should add a statement disclosing that the Fund is an open-end management investment company.

RESPONSE: The Fund will make the requested change.

43.	COMMENT: You commented that, in the section entitled “Policies and Techniques Applicable to the Fund,” we should distinguish between principal strategies and risks, on the one hand, and non-principal strategies and risks, on the other hand. Further, you asked us to disclose that all principal and non-principal risks and strategies are disclosed. You cited Item 16(b) as the basis of your comment.

RESPONSE: Item 16(b) requires disclosure of non-principal strategies and accompanying risks that will be used by a Fund. We have reviewed our disclosures in the prospectus and SAI and confirm that all principal and non-principal strategies and risks are disclosed in the Registration Statement. We have further revised the language in this section of the SAI to clarify that the principal strategies of the Fund are disclosed in the prospectus, and we emphasize that the techniques described in this section of the SAI that are not disclosed in the prospectus are considered to be non-principal.

44.	COMMENT: You commented that in the subsection on “Private Investment Funds,” we should specify or describe the extent to which the Fund intends to invest in private investment funds. You stated that the SEC Staff policy is that these types of investments cannot comprise more than 15% of the Fund, and they should be considered illiquid.

Anu Dubey Page 12	January 16, 2014

RESPONSE: We confirm that the Fund will comply with the SEC Staff’s stated 15% policy in the course of its investments in private investment funds. We further advise you that the Fund intends to invest in private investment funds to only a very limited extent and, indeed, no such investments are contemplated at launch.

45.	COMMENT: You commented that, in the subsection entitled “Swap Agreements,” we should disclose that when the Fund is selling credit default swaps, it will segregate the full notional amount of the swap to cover the transaction.

RESPONSE: The Fund will make the requested change by adding the following sentence to the end of the eighth paragraph of this subsection:

“When it sells protection under a single-name credit default swap, the Fund generally will segregate or otherwise earmark on its books the full notional amount of its exposure under the swap to ‘cover’ the transaction under applicable 1940 Act asset coverage rules and interpretations or, alternatively, will maintain one or more appropriate offsetting transactions in accord with the same rules and interpretations.”

Please note that we limit that response to single-name CDS (generally referring to a swap based on the performance of a single bond). The Fund intends to segregate or otherwise earmark on its books on a mark-to-market basis its obligations on cash-settled swaps written as protection on a CDS index.

The Fund considers this distinction to be appropriate for two, related reasons. First, the theory behind segregation/earmarking of a full notional amount is that the position is sufficiently risky that only by ‘covering’ the maximum theoretical liability (i.e., full notional) is there sufficient asset coverage. In other words, covering full notional in the context of a seller of protection under a single-name CDS reflects the mindset that one should prepared on any given day for the value of the underlying bond to – literally – “go to zero.” That assumption of a complete loss in value is extreme, but still potentially appropriate, in the context of a single bond. To take the same view of a CDS index, however, one has to assume that the full assortment of bonds in the index are ready to “go to zero” all at once – and that notwithstanding that the underlying borrowers to the CDS index typically are selected by the index designer to reflect both some diversity and to skew towards larger, more resilient companies. Second, the liquidity of (the ability to transfer) a single-name CDS obligation is different from that of an index CDS. The Fund can much more readily exit an index CDS obligation in the market, which establishes another basis not to proceed on the assumption that the position will be held through to a complete loss.

Anu Dubey Page 13	January 16, 2014

As a related matter, we are aware of relatively widespread variation in coverage practices here. For the Fund to follow a full notional segregation/earmarking policy across the board in this area – i.e., rather than limited to single-name CDS as we describe – could put the Fund at a meaningful competitive disadvantage in terms of trading efficiency relative to other participants in the market that apply their policies with more discretion.

46.	COMMENT: You commented that in respect of the following sentence in our disclosure on Tax Risk, we should provide the basis for the sentence, and specifically, you asked whether the Fund had obtained a tax opinion to support the sentence:

“The Fund intends to take the position that income from its investments in commodity-linked notes and in the Subsidiary will constitute ‘qualifying income.’”

RESPONSE: The Fund has obtained a legal opinion to support this statement but does not believe that disclosure of that fact is required.

XV.	SAI – Investment Restrictions of the Flexible Risk Allocation Fund
47.	COMMENT: You commented that we should add an introductory sentence to this section to clarify that what follows are activities the Fund may not engage in.

RESPONSE: The Fund will make the requested change, as follows:

“The Fund may not engage in the following activities:”

48.	COMMENT: You commented that we should disclose that shareholder approval is necessary to change the investment objective and that we should describe the vote necessary to change such objectives. You cited Item 16(c)(2) as the basis of your comment.

RESPONSE: The Fund will make the requested change by disclosing the Fund’s policies that require shareholder approval in order to change them, and by describing the required level of shareholder approval under the 1940 Act.

Anu Dubey Page 14	January 16, 2014

49.	COMMENT: You commented that we should disclose that the concentration policy of the Fund shall be applied to loan participation instruments so that both the financial intermediary and the borrower would be considered “issuers” for purposes of the concentration policy, except when the Fund has a “privity of interest” with or other rights to pursue remedies directly against the borrower. You cited the Pilgrim Prime Rate Trust SEC no action letter, dated June 29, 1989, as the basis of your comment.

RESPONSE: The Fund will make the requested change.

50.	COMMENT: You commented that our disclosure regarding the Fund’s policy on investing in physical commodities was too broad.

RESPONSE: We have revised the language in our disclosure of this policy to clarify the limits of the Fund’s policy on investing in physical commodities, as follows:

“[The Fund may not] purchase physical commodities or contracts relating to physical commodities. Notwithstanding this limitation, the Fund may invest in such commodities or contracts to the maximum extent permitted under the Internal Revenue Code as interpreted or modified by regulatory authority having jurisdiction from time to time and any offshore subsidiary organized by the Fund may invest in the same without limitation.”

51.	COMMENT: You commented that we should modify our bullet “a” regarding borrowing up to 33 1/3% of assets to indicate that this is a fundamental policy of the Fund.

RESPONSE: We will eliminate this bullet as duplicative of fundamental policy described in bullet 2 in this section.

XVI.	SAI – Interested Trustees
52.	COMMENT: You commented that we disclose the reason why a person is a interested trustee. You cited Item 17(a)(1) as the basis of your comment.

RESPONSE: The Fund will make the requested change.

Anu Dubey Page 15	January 16, 2014

XVII.	SAI – Board Oversight of Risk Management
53.	COMMENT: You commented that we should review the August 2013 SEC Investment Management guidance on risk oversight in connection with investments in commodities and check this section of our SAI against it to ensure compliance.
54.	RESPONSE: We have reviewed the August 2013 guidance and believe that our current level of disclosure is sufficient and complies with the standards prescribed in the guidance. We appreciate the Staff’s analysis of the risks associated with investments in commodities, and we agree with its emphasis on the need to involve the board of trustees in risk oversight and management of funds.

XVIII. SAI – Compensation of Trustees and Officers

55.	COMMENT: You cited Item 17(c)(1) and asked that we discuss certain payments to officers over $60,000, including certain reimbursements.

RESPONSE: The Fund does not make any such payment/reimbursement in excess of $60,000.

56.	COMMENT: You commented that we should delete the reference to the “Subadviser” in this section.

RESPONSE: The Fund has made the requested change and confirms that there is no subadviser in the structure of the Fund.

XIX. SAI – Custody of Portfolio

57.	COMMENT: You commented that we should identify the custodian of the CFC.

RESPONSE: The Fund will make the requested change. The custodian is the same for both the Fund and the CFC.

The First Eagle Funds acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the First Eagle Funds acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Anu Dubey Page 16	January 16, 2014

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4668.

Sincerely,

Nathan Greene (as attorney for the Fund)

Anu Dubey Page 17	January 16, 2014

Appendix A

Fee and Expense Table

	CLASS A	CLASS C	CLASS I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) on Purchases (as a percentage of public offering price)	5.00	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or redemption price)	None	1.00	None
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)
Management Fees	0.90	0.90	0.90
Distribution and/or Service (12b-1) Fees	0.25	1.00	None
Other Expenses*	1.51	1.51	1.51
Acquired Fund Fees	0.03	0.03	0.03
Total Annual Operating Expenses (%)	2.69	3.44	2.44
Less: Fee Waiver/Expense Reimbursement	(1.29)	(1.29)	(1.29)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (%)**	1.40	2.15	1.15

*	Other Expenses are based on estimated amounts for the current fiscal year.
**	The Adviser has contractually agreed to waive its management fee and/or reimburse expenses, so that the total annual operating expenses (excluding certain items) of Class A, Class C and Class I shares do not exceed 1.40%, 2.15% and 1.15%, respectively, through [•], 2015 (the “Fee Waiver and Expense Reimbursement Agreement”). The Fee Waiver and Expense Reimbursement Agreement may be terminated before its expiration only by a decision of the Board of Trustees. The Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the fiscal year in which the waiver or reimbursement took place, subject to any operating expense limit in effect at the time of the recoupment or reimbursement.